

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Sophie Tao
Chief Executive Officer
SPK Acquisition Corp.
Room 368, 302 Buwei
211 Fute North Road
China (Shanghai) Pilot Free Trade Zone, 200131

> **Re: SPK Acquisition Corp.**
> **Preliminary Proxy Statement on Form 14A**
> **Filed August 1, 2022**
> **File No. 001-40462**

Dear Ms. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Form 14A, filed August 1, 2022

General

1. We note your disclosure in Proposal 1 that the Sponsor is controlled by a Canadian citizen and your chief executive officer is a Chinese citizen. We also note your risk factor disclosure related to this fact under the heading, "We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited." Please revise your risk factor disclosure further to note the other material consequences of liquidation caused by the passage of time related to any government review of the transaction, such as the losses of the investment opportunity in a target company, and any price appreciation in the combined company, and explain that the public rights would expire. Please also revise to include

any new deadlines in the risk disclosure that may apply if the proposals are approved.

2. We refer to your statements that you have identified a potential business combination target company. You state that you are "currently in advanced negotiations for an initial business combination involving the [t]arget[,]" and that the purpose of the proposed extensions is to "allow the Company additional time to negotiate and complete the Proposed Business Combination or any potential alternative initial business combination" because "[t]here is not sufficient time before August 6, 2022 for [you] to negotiate and complete" the proposed transaction "given the projected timetable for finalizing agreements [and], filing, if applicable, a registration statement under the Securities Act of 1933[.]" However, you also explain that you have already entered into a merger agreement with the proposed target, Varian Bio, and that you were entitled to a prior 3-month extension because you had timely filed a registration statement relating to the transaction. You also state that you and the other parties to the merger agreement are working towards satisfaction of the conditions to completing the transaction including the necessary SEC filings, "but have determined that there will not be sufficient time before September 10, 2022 to hold a General Meeting to obtain stockholder approval of, and to consummate, the Business Combination." Please consistently revise your disclosures throughout to clearly explain the status of the current transaction, including any SEC filings already made and those you still need to make, and the need for the extension, including the negotiations that remain which you reference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alex Weniger-Araujo, Esq.